FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 9, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

© Nomura Consolidated Results of Operations Third quarter, year ending March 2016 (US GAAP) February 2016 Nomura Holdings, Inc.

Outline Presentation Financial Supplement Executive summary (p. 2) Overview of results (p. 3) Business segment results (p. 4) Retail (p. 5-6) Asset Management (p. 7-8) Wholesale (p. 9-11) Non-interest expenses (p. 12) Robust financial position (p. 13) Funding and liquidity (p. 14) Consolidated balance sheet (p.16) Value at risk (p.17) Consolidated financial highlights (p. 18) Consolidated income (p. 19) Main revenue items (p. 20) Consolidated results: Income (loss) before income taxes by segment and region (p. 21) Segment “Other” (p.22) Retail related data (p. 23-26) Asset Management related data (p. 27-28) Wholesale related data (p. 29-30) Number of employees (p. 31)

Executive summary

NOMURA

Highlights

1Q – 3Q FY2015/16

- **Three segment total net revenue and income before income taxes both up YoY**
- **Group-wide income before income taxes declined due to worse performance in segment "Other"**
- **Net income[2] up YoY driven partly by deferred tax assets (decline in tax expense)[1] booked in 2Q**
  - Net revenue: Y1,115.5bn; Income before income taxes: Y177.5bn; Net income[2]: Y150.7bn; ROE[3]: 7.3%; EPS[4]: Y40.85

3Q FY2015/16

- **Group-wide net revenue and income before income taxes up from 2Q which was negatively impacted by a settlement payment[5]**
- **Net income [2] down from last quarter when deferred tax assets were booked (decline in tax expense)[1]**
  - Net revenue: Y354.9bn; Income before income taxes: Y51.6bn; Net income[2]: Y35.4bn; ROE[3]: 5.1%; EPS[4]: Y9.61

- **Three segment income before income taxes of Y48.5bn (-10% QoQ)**

  Retail
  - Retail investors remained in wait-and-see mode due to uncertain market conditions

  Asset Management
  - Inflows combined with market factors to drive AuM to record high; Contributions from dividend income

  Wholesale
  - Divergent monetary policies and plunging oil prices dampened client flows and fee pools declined, impacting revenues
  - Personnel and other expenses contained, resulting in slight rise in income before income taxes

Income before income taxes and net income[2]



Group-wide
(billions of yen)
Income before income taxes
Net income
51.7
74.0
116.1
105.0
106.0
19.9
51.6
19.9
52.9
70.0
82.0
68.7
46.6
35.4
FY2014/15
FY2015/16
1Q
2Q
3Q
4Q
1Q
2Q
3Q



Three segment income before income taxes
Wholesale
Asset Management
Retail
45.6
68.9
60.3
101.4
82.3
53.8
48.5
FY2014/15
FY2015/16
1Q
2Q
3Q
4Q
1Q
2Q
3Q

(1) Booked deferred tax assets (tax expenses declined) due to decision in 2Q to wind up specified subsidiary based in EMEA (Nomura Capital Markets Limited) (approx. Y54bn)
(2) Net income attributable to Nomura Holdings shareholders (3) Calculated using annualized net income for each period (4) Diluted net income attributable to Nomura Holdings shareholders per share
(5) Impact of settlement with Banca Monte dei Paschi di Siena SpA in 2Q of approx. Y35bn

2

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2015/16 FY2015/16

QoQ YoY YoY

3Q 1-3Q

Net revenue 354.9 +5% -16% 1,115.5 -5%

Non-interest expenses 303.3 -4% -2% 938.0 +1%

Income before income taxes 51.6 +160% -56% 177.5 -27%

Net income1 35.4 -24% -49% 150.7 +6%

EPS2 Y9.61 -24% -49% Y40.85 +7%

ROE3 5.1% 7.3%

(1)	Net income attributable to Nomura Holdings shareholders.
(2)	Diluted net income attributable to Nomura Holdings shareholders per share.
(3)	Calculated using annualized net income for each period.
3

Business segment results

Net revenue and income before income taxes

(billions of yen) FY2015/16 FY2015/16

QoQ YoY YoY

3Q 1-3Q

Net Retail 104.3 -10% -19% 350.6 -1%

revenue Asset Management 25.3 +11% +8% 75.1 +10%

Wholesale 186.0 -4% +4% 584.1 +5%

Subtotal 315.6 -5% -5% 1,009.8 +3%

Other* 34.6 +115% -58% 102.9 -40%

Unrealized gain (loss) on investments in

equity securities held for operating purposes 4.7 — -57% 2.8 -84%

Net revenue 354.9 +5% -16% 1,115.5 -5%

Income Retail 27.8 -24% -45% 115.5 -5%

before

income Asset Management 10.7 +28% +15% 30.9 +21%

taxes Wholesale 9.9 +15% 22.0x 38.2 +35%

Subtotal 48.5 -10% -20% 184.6 +6%

Other * -1.6 —— -9.9 —

Unrealized gain (loss) on investments in

equity securities held for operating purposes 4.7 — -57% 2.8 -84%

Income before income taxes 51.6 +160% -56% 177.5 -27%

*Other (3Q) includes: Loss on changes to own and counterparty credit spreads (Y1.5bn vs gain of Y3.5bn in 2Q)

4

Retail

Net revenue and income before income taxes

(billions of yen)

FY2014/15 FY2015/16

QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 128.8 122.9 130.7 115.7 104.3 -10% -19%

Non-interest expenses 78.3 82.0 79.8 78.9 76.5 -3% -2%

Income before income taxes 50.5 40.9 50.9 36.7 27.8 -24% -45%

Cash and securities inflows minus outflows, excluding regional financial institutions.

Retail channels only.

Retail channels, Net & Call, and Hotto Direct.

Total sales2

(billions of yen)

Stocks Bonds Investment trusts Discretionary investments, Insurance products

4,000

3,000

2,000

1,000

0

FY2014/15 FY2015/16

3Q 4Q 1Q 2Q 3Q

Key points

Net revenue: Y104.3bn (-10% QoQ; -19% YoY)

Income before income taxes: Y27.8bn (-24% QoQ; -45% YoY)

Revenue and income before income taxes both down QoQ

—Investors in wait-and-see mode due to uncertain market conditions

—Sluggish sales of stocks and investment trusts

Continued focus on transforming business model

—Providing solutions based on client interviews and following up with existing clients

Client franchise Dec/3Q Sep/2Q

—Retail client assets Y108.8trn Y103.0trn

—Accounts with balance 5.38m 5.37m

—NISA account applications 1.64m 1.59m

—Net inflows of cash and securities1 -Y355.8bn Y94.7bn

Total sales2 down 18% QoQ

Stocks: -31% QoQ

– Smaller contribution from primary deals (primary stock subscriptions3: Y323.9bn; -46% QoQ)

– Secondary market stock sales weakened due to lower market volumes ? Investment trusts: -5% QoQ

– Sluggish investment trust sales as investors continued to take wait-and-see stance ? Bond sales of Y526.5bn, up 51% QoQ

– Stronger sales of foreign bonds on robust trading ahead of the integration of taxation on financial income and gains ? Discretionary investments and insurance products sales slowed by 20% QoQ

5

NOMURA

Retail: Client franchise continues to grow

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
21%
22%
24%
25%
25%
65.7
72.0
78.0
78.3
76.8
FY2014/15
FY2015/16
3Q
4Q
1Q
2Q
3Q

- Annualized recurring revenue: Y76.8bn
  - AuM in discretionary investments increased driven by net inflows, while recurring revenue was down QoQ partly due to market factors
  - Contained costs to maintain recurring revenue cost coverage ratio at similar level as last quarter
- Steady growth of account openings and sales since start of NISA two years ago

	3Q	2Q
Recurring revenue	Y19.4bn	Y19.7bn
– Discretionary investment net inflows[1]	Y200.1bn	Y284.2bn
– Investment trust net inflows[1]	Y9.2bn	Y14.1bn
Sales of insurance products[2]	Y105.2bn	Y115.9bn

Assets under management of discretionary investments



(billions of yen)
Quarterly discretionary investment net inflows¹
2,000
1,500
1,000
500
0
978.3
374.6
1,338.0
347.5
1,694.7
361.8
1,927.5
284.2
2,164.4
200.1
FY2014/15
FY2015/16
3Q / Dec
4Q / Mar
1Q / Jun
2Q / Sep
3Q / Dec

NISA account openings and accumulated sales



(billions of yen)
(1,000 accounts)
Accumulated sales (lhs)
NISA accounts opened (rhs)
1,523
982.9
1,000.0
500.0
0.0
1,500
1,300
1,100
900
Mar 2014
Jun
Sep
Dec
Mar 2015
Jun
Sep
Dec

(1) *Retail channels and Japan Wealth Management group.*
(2) *Retail channels only.*

6

Asset Management

Net revenue and income before income taxes

(billions of yen)

	FY2014/15		FY2015/16			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	23.4	23.9	26.9	22.9	**25.3**	+11%	+8%
Non-interest expenses	14.1	17.2	15.2	14.4	**14.6**	+1%	+4%
Income before income taxes	9.3	6.7	11.7	8.4	**10.7**	+28%	+15%

Assets under management



(trillions of yen)
Assets under management (net)¹
Assets under management (gross)²
37.7
46.6
39.3
48.1
41.4
50.1
40.0
47.2
42.2
50.8
FY2014/15
FY2015/16
Dec
Mar
Jun
Sep
Dec

Key points

- Net revenue: Y25.3bn (+11% QoQ; +8% YoY)
- Income before income taxes: Y10.7bn (+28% QoQ; +15% YoY)
  - AuM at record high driven by market factors combined with inflows into investment advisory business, investment trusts for discretionary investments and privately placed funds for regional financial institutions
  - Dividend income also contributed to higher revenues and pretax income QoQ

Investment trust business

- Ongoing inflows drive AuM in funds for discretionary investments to over Y2trn
- Inflows into newly launched funds and privately placed funds for regional financial institutions

	3Q net inflows
– Global Stock:	Y55.4bn
– NOMURA Hyper Bull Bear 5 (Japan Hyper Bull 5):	Y54.3bn
– Nomura Fund Wrap International Bond:	Y48.7bn

Investment advisory business and international business

- AuM of Japan pension fund business up 1.7x YoY driven by continued inflows
- Nomura Asset Management Taiwan launched Taiwan-domiciled funds for Taiwanese retail investors
  - ✓ High-yield bond fund with Nomura Corporate Research and Asset Management as advisor, and Japan stock fund with Nomura Asset Management as advisor

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management.
(2) Assets under management (gross) of above three companies. Historical AuM (gross) figures have been reclassified in line with a revised calculation method introduced this quarter. Nomura Asset Management took over the institutional investor advisory business and the retail related business of Nomura Funds Research and Technologies on July 1, 2015, and October 1, 2015, respectively, as well as all of the operations of Nomura Private Equity Capital on December 1, 2015.

7

Asset Management: International business growth

NOMURA

Assets under management (net)[1] by business



(trillions of yen)
Investment trust business
Investment advisory business
50.0
40.0
30.0
20.0
10.0
0.0
37.7
39.3
41.4
40.0
42.2
11.9
12.3
12.8
13.2
14.2
25.8
27.0
28.6
26.8
28.0
FY2014/15
FY2015/16
Dec
Mar
Jun
Sep
Dec

Nomura Asset Management public investment trust market share[2]



26.0%
24.0%
22.0%
20.0%
23.7%
24.0%
24.6%
24.9%
24.9%
FY2014/15
FY2015/16
Dec
Mar
Jun
Sep
Dec

Investment trust business flow of funds[3]



(billions of yen)
Investment trust business (excl. ETFs)
MRF, MMF, etc.
Other investment trusts (excl. ETFs)
ETFs
1,500
1,000
500
0
-500
-1,000
826
298
464
477
944
308
-398
1,294
259
-102
FY2014/15
FY2015/16
3Q
4Q
1Q
2Q
3Q

Strategic alliance with American Century Investments

- Strategic alliance with US investment advisory firm, American Century Investments(ACI), and purchase of approx. 41% stake for US$1bn (announced Dec 21, 2015)
- By tying up with ACI which has strengths in US and global equities, we can leverage their expertise to raise our profile in the US and diversify our business
- Expect to strengthen products and services for both firms' clients



(billions of USD)
ACI AuM
109.2
124.6
139.0
145.6
146.2
Dec 2011
Dec 2012
Dec 2013
Dec 2014
Dec 2015

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, and Nomura Corporate Research and Asset Management.
(2) Source: The Investment Trusts Association, Japan. (3) Based on net assets under management.

8

NOMURA

Wholesale

Net revenue and income before income taxes

(billions of yen)

	FY2014/15		FY2015/16			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	149.7	199.0	176.2	158.7	**157.2**	-1%	+5%
Investment Banking	29.2	32.4	29.0	34.2	**28.8**	-16%	-1%
Net revenue	178.9	231.5	205.2	192.9	**186.0**	-4%	+4%
Non-interest expenses	178.5	177.7	185.5	184.3	**176.0**	-4%	-1%
Income before income taxes	0.5	53.8	19.7	8.6	**9.9**	+15%	22.0x

Net revenue by region

(billions of yen)


250.0
200.0
150.0
100.0
50.0
0.0
32.7
26.8
41.2
78.3
56.2
65.6
33.1
76.5
59.2
40.8
31.5
73.7
44.8
55.4
26.4
66.2
43.5
43.2
27.1
72.2
Americas
EMEA
AEJ
Japan
FY2014/15
FY2015/16
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y186.0bn (-4% QoQ; +4% YoY)
- Income before income taxes: Y9.9bn (+15% QoQ; 22.0x YoY)

- Revenues down QoQ
  - Global Markets revenues roughly unchanged: Challenging quarter for Fixed Income spread products but solid performance by Equities
  - Investment Banking revenues declined, impacted by shrinking fee pool
- Contained personnel and other expenses, resulting in slight rise in income before income taxes

Net revenue by region (QoQ; YoY)

- Japan: Y72.2bn (+9%; -8%)
  - Stronger Fixed Income revenues QoQ driven mainly by Credit products
  - Booked realized gain on private equity investment (Mitsui Life)

- Americas: Y43.5bn (-3%; +33%)
  - Challenging quarter for spread products amid deteriorating market conditions
  - Rates products and Equities continued to book solid revenues

- EMEA: Y43.2bn (-22%;+61%)
  - Fixed Income slowed from strong 2Q and Equities performance remained subdued
  - ECM and Solutions businesses contributed to revenues in Investment Banking

- AEJ: Y27.1bn (+2%; -34%)
  - In Fixed Income, FX slowed down, while Equities reported a rebound from last quarter

9

NOMURA

Wholesale: Global Markets

Net revenue[1]


(billions of yen)
Equities
Fixed Income
149.7
74.7
75.0
199.0
81.7
117.4
176.2
92.1
84.1
158.7
75.5
83.2
157.2
76.9
80.2
QoQ
-1%
YoY
+5%
FY2014/15
FY2015/16
3Q
4Q
1Q
2Q
3Q

Key points

Global Markets

- Net revenue: Y157.2bn (-1% QoQ; +5% YoY)
  - Remained in line with last quarter by capturing revenue opportunities amid lower client activity and market headwinds from uncertainty on impact from divergent monetary policies and plunging oil prices

Fixed Income

- Net revenue: Y80.2bn (-4% QoQ; +7% YoY)
  - Strong performance in Rates, while Securitized Products and Credit had a challenging quarter

Equities

- Net revenue: Y76.9bn (+2% QoQ; +3% YoY)
  - Improved QoQ performance driven by robust derivative trading, while overall market volumes declined in all regions

FY2015/16 3Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

- Americas: In Fixed Income, strong performance in Rates offsetting a slow quarter in Securitized Products and Credit; Equities remained steady across Cash and Derivatives
- EMEA: Fixed Income slowed from strong 2Q despite Rates remaining solid; Equities saw a slowdown in Cash
- AEJ: In Fixed Income, Emerging Market FX was slower QoQ, but Credit had a strong quarter; Equities reported a rebound in Derivatives
- Japan: In Fixed Income, Rates slowed QoQ but Credit rebounded from higher client flows; Derivatives performed robustly in Equities

(1) *Fixed Income and Equities figures in FY 2014/15 have been reclassified following a reorganization in April 2015.*

10

NOMURA

Wholesale: Investment Banking

Net revenue


Investment banking (gross)
(billions of yen)
52.7
57.3
49.7
63.1
34.4
Investment Banking (net)
Other
29.2
2.5
32.4
29.0
0.8
34.2
28.8
29.6
29.9
29.1
33.4
8.1
20.7
-0.4
-0.1
QoQ
-16%
YoY
-1%
FY2014/15
FY2015/16
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y28.8bn (-16% QoQ; -1% YoY)
  - "Other" revenue includes a realized gain on sale of private equity investment (Mitsui Life)
- Investment Banking (gross) revenue declined to Y34.4bn due to factors including a lower fee pool
  - Won multiple mandates for industrial realignment deals in Japan, cross-border M&A, and M&A related multi-product deals
  - Japan saw contribution from role as Joint Global Coordinator on Japan Post Group IPOs amid an overall decline in the number of ECM deals
    - ✓ Retained top position in Japan league tables (Market share: ECM 27.9%; DCM 33.6%)[1]
  - International revenues driven by EMEA amid uncertain market conditions
    - ✓ Solid performance by financial institution and financial sponsors business

Continued to win many high-profile mandates in 3Q

ECM/DCM

- Played key role on major deals including Japan Post Group IPOs and Chinese corporate listings in Hong Kong
- Supported financial institutions capital enhancements and large bond issuances in EMEA

Japan Post Holdings, Japan Post Insurance, Japan Post Bank IPOs (Y1.4trn)	
China Reinsurance (Group) IPO (HKD15.6bn)	**China Huarong Asset Management** IPO (HKD19.7bn)
Tsubaki Nakashima IPO (Y31.4bn)	**BPCE** Samurai bond (Senior / Tier2 subordinated bond; Total Y105.2bn)
Greek bank capital raisings (Eurobank Ergasias, Alpha Bank, National Bank of Greece) (Public offering, others; Total €3.6bn)	**Royal Bank of Canada** Samurai bond (Y97.6bn)

M&A

- Won mandates on large industry realignment and cross border deals as M&A market rebounded

Ashikaga Holdings and Joyo Bank merger (Y460.9bn)	**UNY Group** and FamilyMart merger (Y462.7bn)
Recruit Holdings/ USG People (€1.6bn)	**Panasonic**/ Hussmann Parent ($1.5bn)
Heineken acquisition of D&G, GAPL shares held by Diageo ($781m)	**West China Cement** / Anhui Conch Cement 4 subsidiaries (HKD16.2bn)

(1) *Source: ECM: Thomson Reuters; DCM: Thomson DealWatch Japan All Debt (including self-funded); Jan – Dec 2015.*

11

Non-interest expenses

NOMURA

Full year

(billions of yen)

Quarter

(billions of yen)


Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,500
1,200
900
600
300
0
1,195.5
1,257.4
308.9
329.6
318.0
316.7
303.3
400
300
200
100
0

	FY2013/14	FY2014/15	FY2014/15 3Q	FY2014/15 4Q	FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	QoQ
Compensation and benefits	570.1	596.6	142.8	144.2	155.9	149.7	**141.8**	**-5.3%**
Commissions and floor brokerage	111.8	130.0	34.1	34.7	34.2	32.6	**31.1**	**-4.6%**
Information processing and communications	192.2	192.3	48.7	52.7	47.9	48.2	**46.8**	**-2.9%**
Occupancy and related depreciation	80.1	76.1	19.2	20.1	18.7	19.2	**19.6**	**2.2%**
Business development expenses	38.5	35.2	9.0	9.2	8.3	8.5	**9.3**	**10.4%**
Other	202.8	227.2	55.0	68.6	52.9	58.5	**54.6**	**-6.7%**
Total	1,195.5	1,257.4	308.9	329.6	318.0	316.7	**303.3**	**-4.2%**

Key points

- Non-interest expenses: Y303.3bn (-4% QoQ)
  - Compensation and benefits (-5% QoQ)
    - ✓ Down as a result of cost reductions and lower bonus provisions in line with pay for performance
  - Commissions and floor brokerage (-5% QoQ)
    - ✓ Declined due to lower volumes
  - Other (-7% QoQ)
    - ✓ Mainly due to decline in expenses at consolidated subsidiaries

12

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2015	Sep 2015	Dec 2015
■ Total assets	Y41.8trn	Y44.0trn	Y43.5trn
■ Shareholders' equity	Y2.7trn	Y2.8trn	Y2.8trn
■ Gross leverage	15.4x	15.9x	15.5x
Net leverage[1]	9.3x	9.7x	9.7x
■ Level 3 assets[2] (net)	Y0.3trn	Y0.3trn	Y0.4trn
■ Liquidity portfolio	Y6.1trn	Y6.2trn	Y6.5trn

(billions of yen)

Basel 3 basis	Mar 2015	Sep 2015	Dec 2015[2]
Tier 1 capital	2,459	2,501	2,552
Tier 2 capital	361	348	342
Total capital	2,820	2,850	2,894
RWA[3]	18,929	18,916	16,892
Tier 1 capital ratio	12.9%	13.2%	15.1%
CET 1 capital ratio[4]	12.9%	13.2%	15.1%
Consolidated capital adequacy ratio	14.8%	15.0%	17.1%
Consolidated Leverage ratio[5]	3.82%	3.96%	4.15%
HQLA[6]	-	Y5.8trn	Y6.0trn
LCR[6]	-	166.5%	177.4%

Risk weighted assets[3] and Tier 1 capital ratio



(trillions of yen)
RWA (Basel 3) (lhs)
Tier 1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
12.5%
12.9%
13.5%
13.2%
15.1%
14.5%
FY2014/15
FY2015/16
Dec
Mar
Jun
Sep
Dec
Fully loaded Basel 3 2019 applied to balance sheet at end Dec (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
12%
14%
14%
14%
14%
FY2014/15
FY2015/16
Dec
Mar
Jun
Sep
Dec

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity. (2) Preliminary.
(3) Credit risk assets are calculated using the internal model method. (4) CET 1 capital ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.
(5) Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). (6) Monthly average for each quarter.

13

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 81% of assets are highly liquid trading and related assets[1] that are marked-to-market and matched to trading and related liabilities[1] through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y6.5trn, or 15% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of Dec 2015)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 16%
Long-term debt due within 1yr, 8%
Long-term debt, 76% Average maturity 5.2 years[3]
International 30%
Japan 70%
Loans (incl. subordinated)
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
(2) *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
(3) *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

14

Financial Supplement

Consolidated balance sheet

(billions of yen) Mar 31, Dec 31, Increase Mar 31, Dec 31, Increase

2015 2015 (Decrease) 2015 2015 (Decrease)

Assets Liabilities

Total cash and cash deposits 2,097 2,554 458 Short-term borrowings 662 504 -159

Total payables and deposits 3,399 3,937 539

Total loans and receivables 2,948 2,782 -166 Total collateralized financing 15,380 17,765 2,385

Trading liabilities

10,044 8,935 -1,109

Total collateralized agreements 16,720 16,212 -508 Other liabilities 1,217 1,222 5

Long-term borrowings 8,336 8,294 -42

Total trading assets1 and private 17,309 19,187 1,878 Total liabilities 39,038 40,657 1,619 equity investments

Total other assets 2,710 2,759 50 Equity

Total NHI shareholders’ equity 2,708 2,805 97

Noncontrolling interest 37 33 -5

Total assets 41,783 43,495 1,712 Total liabilities and equity 41,783 43,495 1,712

(1)	Including securities pledged as collateral.

Nomura

Value at risk

Definition

99% confidence level

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1, 2015 to December 31, 2015 (billions of yen)

Maximum: 9.1

Minimum: 3.5

Average: 5.5

(billions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Dec Mar Jun Sep Dec

Equity 1.3 1.0 3.3 1.0 1.3 1.5 1.7

Interest rate 3.9 4.2 4.5 4.2 3.9 5.2 4.9

Foreign exchange 2.8 1.1 3.1 1.1 1.1 1.4 2.0

Sub-total 8.0 6.2 10.9 6.2 6.2 8.2 8.5

Diversification benefit -2.9 -1.6 -1.2 -1.6 -2.4 -2.8 -2.8

VaR 5.2 4.6 9.7 4.6 3.8 5.4 5.7

Consolidated financial highlights

Nomura

Full year

(billions of yen) 8.9%

300 8.6% 9%

224.8 213.6

Net income attributable 200 6% to NHI shareholders

ROE(%) 100 3%

0 0%

FY2013/14 FY2014/15

Quarter

(billions of yen)

12%

90 10.0%

8.4% 9%

8.6%

60 7.3%

7.3%

6%

82.0

70.0 68.7

30

46.6 3% 35.4

0 0%

FY2014/15 FY2015/16

3Q 4Q 1Q 2Q 3Q

Net revenue 1,557.1 1,604.2

Income before income taxes 361.6 346.8

Net income attributable to Nomura Holdings, Inc.

(“NHI”) shareholders 213.6 224.8

Total NHI shareholders’ equity 2,513.7 2,707.8

ROE (%)1 8.9% 8.6%

Basic-Net income attributable to NHI 57.57 61.66

shareholders per share (yen)

Diluted-Net income attributable to NHI 55.81 60.03

shareholders per share (yen)

Total NHI shareholders’ equity per share (yen) 676.15 752.40

425.0	434.5 424.0 336.6 354.9
116.1	105.0 106.0 19.9 51.6
70.0	82.0 68.7 46.6 35.4
2,714.4	2,707.8 2,783.3 2,761.7 2,804.7
7.3%	8.6% 10.0% 8.4% 7.3%
19.22	22.65 19.11 12.95 9.83
18.72	22.08 18.65 12.63 9.61
744.91	752.40 774.39 767.73 777.74
(1)	Quarterly ROE is calculated using annualized year-to-date net income.

Nomura

Consolidated income

Full year Quarter

(billions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16

3Q 4Q 1Q 2Q 3Q

Revenue

Commissions 473.1 453.4 123.2 123.7 130.3 111.5 102.3

Fees from investment banking 91.3 95.1 28.8 25.8 24.5 44.9 20.0

Asset management and portfolio service fees 168.7 203.4 53.3 54.3 59.9 58.2 57.8

Net gain on trading 476.4 531.3 109.5 134.3 124.7 62.6 105.2

Gain (loss) on private equity investments 11.4 5.5 -0.2 5.5 1.2 0.6 8.7

Interest and dividends 416.3 436.8 115.6 107.5 113.6 111.5 107.9

Gain (loss) on investments in equity securities 15.2 29.4 11.8 8.4 9.2 -10.9 4.7

Other 179.5 175.7 65.6 50.5 44.9 39.6 27.9

Total revenue 1,831.8 1,930.6 507.6 510.0 508.4 417.9 434.5

Interest expense 274.8 326.4 82.6 75.5 84.4 81.3 79.6

Net revenue 1,557.1 1,604.2 425.0 434.5 424.0 336.6 354.9

Non-interest expenses 1,195.5 1,257.4 308.9 329.6 318.0 316.7 303.3

Income before income taxes 361.6 346.8 116.1 105.0 106.0 19.9 51.6

Net income attributable to NHI shareholders 213.6 224.8 70.0 82.0 68.7 46.6 35.4

Main revenue items

Nomura

Commissions

Full year Quarter

FY2014/15 FY2015/16

(billions of yen) FY2013/14 FY2014/15 3Q 4Q 1Q 2Q 3Q

Stock brokerage commissions 266.6 252.8 73.1 70.7 78.7 71.3 63.7

Other brokerage commissions 18.1 19.6 6.1 5.8 5.2 6.8 5.4

Commissions for distribution of investment trusts 157.8 134.3 32.6 33.6 34.3 22.0 20.8

Other 30.6 46.8 11.4 13.5 12.2 11.3 12.4

Total 473.1 453.4 123.2 123.7 130.3 111.5 102.3

Fees from investment banking

Equity underwriting and distribution 34.8 28.8 10.2 6.9 7.4 30.8 10.3

Bond underwriting and distribution 15.2 20.4 3.8 6.1 4.6 3.3 1.8

M&A / financial advisory fees 23.7 24.6 8.8 5.6 7.7 7.5 6.5

Other 17.5 21.2 6.1 7.2 4.8 3.3 1.4

Total 91.3 95.1 28.8 25.8 24.5 44.9 20.0

Asset management and portfolio service fees

Asset management fees 126.7 151.8 39.4 39.9 44.2 42.0 41.2

Administration fees 23.9 32.6 9.1 9.4 10.7 11.3 11.9

Custodial fees 18.1 19.0 4.8 5.0 5.0 4.8 4.7

Total 168.7 203.4 53.3 54.3 59.9 58.2 57.8

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2013/14	FY2014/15	FY2014/15		FY2015/16		
			3Q	4Q	1Q	2Q	3Q
Retail	192.0	161.8	50.5	40.9	50.9	36.7	**27.8**
Asset Management	27.1	32.1	9.3	6.7	11.7	8.4	**10.7**
Wholesale	111.8	82.2	0.5	53.8	19.7	8.6	**9.9**
Three Business segments total	330.9	276.1	60.3	101.4	82.3	53.8	**48.5**
Other	20.0	46.0	44.8	-4.0	14.7	-23.0	**-1.6**
Segments total	350.9	322.1	105.1	97.4	97.0	30.8	**46.9**
Unrealized gain (loss) on investments in equity securities held for operating purposes	10.7	24.7	11.0	7.6	9.0	-10.9	**4.7**
Income before income taxes	361.6	346.8	116.1	105.0	106.0	19.9	**51.6**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2013/14	FY2014/15	FY2014/15		FY2015/16		
			3Q	4Q	1Q	2Q	3Q
Americas	29.5	-27.6	-12.7	-14.2	-2.4	-19.8	**-12.3**
Europe	-48.9	-23.5	-10.4	7.8	-9.7	-35.2	**-5.7**
Asia and Oceania	-5.2	34.6	16.2	10.3	14.8	9.2	**-2.0**
Subtotal	-24.7	-16.4	-7.0	3.9	2.7	-45.8	**-19.9**
Japan	386.3	363.2	123.1	101.0	103.3	65.6	**71.6**
Income before income taxes	361.6	346.8	116.1	105.0	106.0	19.9	**51.6**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2015). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

21

Nomura

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen)

50.0 46.0 44.8 40.0 30.0

20.0 20.0 14.7 10.0

0.0

-10.0 -4.0 -1.6

-20.0

-30.0 -23.0

1	2

FY2014/15 FY2015/16 FY2013/14 FY2014/15

3Q 4Q 1Q 2Q 3Q

Net gain (loss) related to economic 17.4 15.1 6.4 -0.3 -2.6 1.1 -0.6 hedging transactions

Realized gain on investments in equity 4.4 4.7 0.8 0.8 0.2 0.0 0.0 securities held for operating purposes

Equity in earnings of affiliates 28.6 42.2 18.2 12.6 13.8 9.1 4.8

Corporate items -38.8 -20.1 -3.2 -5.5 -3.9 -40.0 -3.2

Others 8.4 4.0 22.6 -11.5 7.2 6.9 -2.6

Income (loss) before income taxes 20.0 46.0 44.8 -4.0 14.7 -23.0 -1.6

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2013/14	FY2014/15	FY2014/15		FY2015/16			QoQ	YoY
			3Q	4Q	1Q	2Q	3Q		
Commissions	297.2	258.9	69.8	67.7	73.8	55.8	**51.8**	**-7.2%**	**-25.8%**
Of which, brokerage commission	115.4	81.8	25.1	22.6	26.4	20.0	**18.0**	**-10.1%**	**-28.3%**
Of which, commissions for distribution of investment trusts	155.4	134.9	32.8	33.7	34.9	22.5	**22.0**	**-2.2%**	**-33.0%**
Sales credit	106.1	106.4	30.0	25.4	26.0	19.7	**23.2**	**17.9%**	**-22.7%**
Fees from investment banking and other	40.3	32.5	8.7	8.0	6.2	16.6	**6.1**	**-63.5%**	**-30.0%**
Investment trust administration fees and other	60.6	71.9	18.8	20.0	21.9	22.0	**21.4**	**-2.8%**	**13.8%**
Net interest revenue	7.7	6.9	1.5	1.8	2.8	1.5	**1.8**	**20.8%**	**22.2%**
Net revenue	511.9	476.5	128.8	122.9	130.7	115.7	**104.3**	**-9.8%**	**-19.0%**
Non-interest expenses	319.9	314.7	78.3	82.0	79.8	78.9	**76.5**	**-3.1%**	**-2.4%**
Income before income taxes	192.0	161.8	50.5	40.9	50.9	36.7	**27.8**	**-24.3%**	**-44.9%**
Domestic distribution volume of investment trusts[1]	10,146.4	9,478.5	2,516.7	2,336.3	1,975.3	1,407.3	**1,485.8**	**5.6%**	**-41.0%**
Bond investment trusts	3,146.3	3,110.2	831.3	739.8	382.2	298.7	**266.8**	**-10.7%**	**-67.9%**
Stock investment trusts	6,201.4	5,445.1	1,405.4	1,372.4	1,378.9	922.2	**842.0**	**-8.7%**	**-40.1%**
Foreign investment trusts	798.7	923.1	280.0	224.1	214.2	186.4	**377.0**	**102.3%**	**34.7%**
Other									
Accumulated value of annuity insurance policies	2,033.1	2,401.7	2,305.2	2,401.7	2,531.4	2,640.5	**2,742.7**	**3.9%**	**19.0%**
Sales of JGBs for individual investors (transaction base)	1,037.0	380.6	84.0	47.8	53.7	60.5	**76.9**	**27.1%**	**-8.4%**
Retail foreign currency bond sales	1,595.6	1,255.7	361.1	254.4	257.9	253.2	**398.5**	**57.4%**	**10.4%**

(1) Excluding Net & Call and Hotto Direct.

23

Nomura

Retail related data (2)

Retail client assets

(trillions of yen) 113.4

109.5 108.8 120 104.8 103.0 109.5

Other 100

91.7

Overseas mutual funds

80

Bond investment trusts Stock investment trusts 60 Domestic bonds 40 Foreign currency bonds

20

Equities

0 23

FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Dec Mar Jun Sep Dec

Equities 53.2 67.2 62.2 67.2 70.2 62.3 67.4

Foreign currency bonds 6.3 6.3 6.7 6.3 6.1 5.6 5.6

Domestic bonds1 12.8 12.3 12.3 12.3 12.1 11.8 11.4

Stock investment trusts 9.1 10.3 10.5 10.3 10.4 8.8 9.2

Bond investment trusts 5.9 7.3 7.1 7.3 7.7 7.3 7.5

Overseas mutual funds 1.7 1.8 1.8 1.8 1.7 1.6 1.5

Other2 2.7 4.5 4.2 4.5 5.1 5.7 6.1

Total 91.7 109.5 104.8 109.5 113.4 103.0 108.8

Including CBs and warrants.

Including annuity insurance.

Nomura

Retail related data (3)

Net inflows of cash and securities1

Full year

(billions of yen)

1,500

1,076

997

1,000

500

0

FY2013/14 FY2014/15

Quarter

(billions of yen)

1,000

500

352

177

95

0

-137

-356

-500

FY2014/15 FY2015/16

3Q 4Q 1Q 2Q 3Q

(1)	Cash and securities inflows minus outflows, excluding regional financial institutions.

Nomura

Retail related data (4)

Number of accounts

(thousands) FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Dec Mar Jun Sep Dec

Accounts with balance 5,182 5,294 5,276 5,294 5,316 5,366 5,384

Equity holding accounts 2,718 2,719 2,723 2,719 2,700 2,725 2,796

Nomura Home Trade /

Net & Call accounts 4,012 4,216 4,154 4,216 4,270 4,337 4,384

New Individual accounts / IT share1

Full year Quarter

(thousands) FY2014/15 FY2015/16

FY2013/14 FY2014/15

3Q 4Q 1Q 2Q 3Q

New individual accounts 364 320 77 95 90 103 86

IT share1

No. of orders 58% 59% 58% 60% 59% 60% 55%

Transaction value 33% 37% 37% 39% 37% 40% 32%

(1)	Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

NOMURA

Full year / Quarter

(billions of yen)	FY2013/14	FY2014/15	FY2014/15 3Q	FY2014/15 4Q	FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	QoQ	YoY
Net revenue	80.5	92.4	23.4	23.9	26.9	22.9	**25.3**	**10.8%**	**8.1%**
Non-interest expenses	53.4	60.3	14.1	17.2	15.2	14.4	**14.6**	**1.1%**	**3.6%**
Income before income taxes	27.1	32.1	9.3	6.7	11.7	8.4	**10.7**	**27.6%**	**14.8%**

Assets under management by company

(trillions of yen)	FY2013/14 Mar	FY2014/15 Mar	FY2014/15 Dec	FY2014/15 Mar	FY2015/16 Jun	FY2015/16 Sep	FY2015/16 Dec
Nomura Asset Management [1,2]	34.4	43.3	41.9	43.3	45.1	43.4	**45.9**
Nomura Funds Research and Technologies [2]	2.6	3.0	2.9	3.0	3.1	2.1	**3.3**
Nomura Corporate Research and Asset Management [1]	1.6	1.7	1.6	1.7	1.7	1.5	**1.6**
Nomura Private Equity Capital [2]	0.2	0.2	0.2	0.2	0.2	0.2	**-**
Assets under management (gross) [1,2,3]	38.7	48.1	46.6	48.1	50.1	47.2	**50.8**
Group company overlap [1,2]	7.9	8.8	8.9	8.8	8.7	7.2	**8.6**
Assets under management (net) [4]	30.8	39.3	37.7	39.3	41.4	40.0	**42.2**

(1) Historical AuM (gross) figures have been reclassified in line with a revised calculation method introduced this quarter.
(2) Nomura Asset Management took over the institutional investor advisory business and the retail related business of Nomura Funds Research and Technologies on July 1, 2015, and October 1, 2015, respectively, as well as all of the operations of Nomura Private Equity Capital on December 1, 2015.
(3) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, and Nomura Corporate Research and Asset Management.
(4) Net after deducting duplications from assets under management (gross).

27

Nomura

Asset Management related data (2)

Asset inflows/outflows by business1

Full year Quarter

(billions of yen) FY FY FY2014/15 FY2015/16

2013/14 2014/15 3Q 4Q 1Q 2Q 3Q

Investment trusts business 1,598 3,418 1,124 942 1,252 896 157 of which ETFs 882 843 298 477 308 1,294 -102

Investment advisory business -520 50 -46 113 38 1,446 646

Net asset inflow 1,078 3,469 1,078 1,055 1,290 2,342 803

Domestic public investment trust market and Nomura Asset Management market share2

(trillions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Dec Mar Jun Sep Dec

Domestic public stock investment trusts

Market 65.7 80.3 77.1 80.3 83.1 77.1 81.7

Nomura’s share (%) 19% 20% 19% 20% 21% 21% 21%

Domestic public bond investment trusts

Market 14.5 16.7 16.4 16.7 17.7 16.0 16.0

Nomura’s share (%) 42% 43% 43% 43% 42% 43% 43%

ETF

Market 8.1 12.9 10.6 12.9 14.5 14.5 16.2

Nomura’s share (%) 49% 48% 49% 48% 47% 49% 47%

(1)	Based on assets under management (net). (2) Source: Investment Trusts Association, Japan.

Nomura

Wholesale related data (1)

Wholesale

Full year Quarter

(billions of yen) FY2014/15 FY2015/16

FY2013/14 FY2014/15 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 765.1 789.9 178.9 231.5 205.2 192.9 186.0 -3.6% 3.9%

Non-interest expenses 653.3 707.7 178.5 177.7 185.5 184.3 176.0 -4.5% -1.4%

Income before income taxes 111.8 82.2 0.5 53.8 19.7 8.6 9.9 15.2% 22.0x

Breakdown of Wholesale revenues

Full year Quarter

(billions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Fixed Income1 385.4 396.9 75.0 117.4 84.1 83.2 80.2 -3.6% 7.0%

Equities1 264.3 286.5 74.7 81.7 92.1 75.5 76.9 1.9% 2.9%

Global Markets 649.7 683.4 149.7 199.0 176.2 158.7 157.2 -1.0% 5.0%

Investment Banking (Net) 97.4 104.7 29.6 29.9 29.1 33.4 20.7 -38.1% -30.1%

Other 18.0 1.8 -0.4 2.5 -0.1 0.8 8.1 9.7x -

Investment Banking 115.4 106.5 29.2 32.4 29.0 34.2 28.8 -15.8% -1.4%

Net revenue 765.1 789.9 178.9 231.5 205.2 192.9 186.0 -3.6% 3.9%

Investment Banking (Gross) 184.3 193.8 52.7 57.3 49.7 63.1 34.4 -45.5% -34.7%

(1) Fixed Income and Equities figures from FY2013/14 have been reclassified following a reorganization in April 2015.

Nomura

Wholesale related data (2)

Private equity related investments

(billions of yen)

70

60 57.2 58.7

56.4 56.4

Terra Firma

50

Asia 45.6 44.6

40

Europe (excluding Terra

30 28.8

Firma)

Japan

20

10

0

FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Dec Mar Jun Sep Dec

Japan 8.1 10.6 10.8 10.6 9.5 11.1 3.4

Europe (excluding Terra Firma) 22.6 19.9 20.7 19.9 8.7 6.8 5.8

Asia 1.9 2.1 2.1 2.1 2.1 2.0 2.0

Sub Total 32.6 32.6 33.5 32.6 20.3 19.9 11.1

Terra Firma 24.6 23.8 25.2 23.8 25.3 24.7 17.7

Total 57.2 56.4 58.7 56.4 45.6 44.6 28.8

Nomura

Number of employees

FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Dec Mar Jun Sep Dec

Japan 16,037 15,973 16,143 15,973 16,570 16,381 16,282

Europe 3,461 3,485 3,539 3,485 3,492 3,494 3,433

Americas 2,281 2,449 2,445 2,449 2,439 2,514 2,501

Asia and Oceanea1 5,891 6,765 6,762 6,765 6,788 6,862 6,853

Total 27,670 28,672 28,889 28,672 29,289 29,251 29,069

(1)	Includes Powai office in India.

Nomura

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

Nomura

Nomura Holdings, Inc.

www.nomura.com